FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.1    FRN Variable Rate Fix announcement dated 15 November, 2004
No.2    FRN Variable Rate Fix announcement dated 15 November, 2004
No.3    FRN Variable Rate Fix announcement dated 15 November, 2004
No.4    FRN Variable Rate Fix announcement dated 16 November, 2004
No.5    FRN Variable Rate Fix announcement dated 16 November, 2004
No.6    FRN Variable Rate Fix announcement dated 16 November, 2004
No.7    FRN Variable Rate Fix announcement dated 16 November, 2004
No.8    FRN Variable Rate Fix announcement dated 16 November, 2004
No.9    FRN Variable Rate Fix announcement dated 16 November, 2004
No.10   FRN Variable Rate Fix announcement dated 16 November, 2004
No.11   FRN Variable Rate Fix announcement dated 16 November, 2004
No.12   FRN Variable Rate Fix announcement dated 16 November, 2004
No.13   FRN Variable Rate Fix announcement dated 16 November, 2004
No.14   FRN Variable Rate Fix announcement dated 17 November, 2004
No.15   FRN Variable Rate Fix announcement dated 17 November, 2004
No.16   FRN Variable Rate Fix announcement dated 17 November, 2004
No.17   FRN Variable Fix announcement dated 18 November, 2004
No.18   FRN Variable Rate Fix announcement dated 18 November, 2004
No.19   FRN Variable Rate Fix announcement dated 18 November, 2004

Document No. 1

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 11,647,000.00
    MATURING: 12-Nov-2009
    ISSUE DATE:12-May-2004
    ISIN: XS0192653821

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 5.025630 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO:
GBP 12.94 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 500,000,000.00
    MATURING: 16-May-2006
    ISSUE DATE:16-May-2003
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2004 TO 16-Feb-2005 HAS BEEN FIXED AT 2.272000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 16-Feb-2005 WILL AMOUNT TO:
EUR 5.81 PER EUR 1,000.00 DENOMINATION
EUR 58.06 PER EUR 10,000.00 DENOMINATION
EUR 580.62 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 475,000.00
    MATURING: 12-May-2008
    ISSUE DATE:09-May-2003
    ISIN: XS0168553674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.955630 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO:
GBP 12.76 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,000,000.00
    MATURING: 24-Jly-2007
    ISSUE DATE: 13-May-2002
    ISIN: XS0148017667

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.990000 PCT.

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO
GBP 124.23 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

Northern Rock PLC

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 5,400,000.00
    MATURING: 11-Aug-2006
    ISSUE DATE: 14-Aug-2000
    ISIN: XS0116378414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.970000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO
GBP 123.91 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,100,000.00
    MATURING: 14-Feb-2007
    ISSUE DATE: 14-Feb-2002
    ISIN: XS0143113438

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.890000 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO
GBP 12.19 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 17-Feb-2006
    ISSUE DATE: 17-Aug-2004
    ISIN: XS0198641382

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2004 TO 17-Feb-2005 HAS BEEN FIXED AT 2.185500 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 17-Feb-2005 WILL AMOUNT TO
EUR 279.26 PER EUR 50,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 21,381,000.00
    MATURING: 15-May-2006
    ISSUE DATE:14-May-2003
    ISIN: XS0168679693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 15-Feb-2005 HAS BEEN FIXED AT 4.970000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 15-Feb-2005 WILL AMOUNT TO:
GBP 12.53 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 18,162,000.00
    MATURING: 14-Nov-2008
    ISSUE DATE:14-May-2003
    ISIN: XS0168679347

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 5.020000 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO:
GBP 12.52 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,500,000.00
    MATURING: 13-Feb-2009
    ISSUE DATE:19-Aug-2003
    ISIN: XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.990000 PCT

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO:
GBP 1,242.33 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 3,348,000.00
    MATURING: 15-May-2009
    ISSUE DATE:09-May-2003
    ISIN: XS0168553914

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Nov-2004 TO 15-Feb-2005 HAS BEEN FIXED AT 5.020000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 15-Feb-2005 WILL AMOUNT TO:
GBP 12.65 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 300,000.00
    MATURING: 12-Nov-2010
    ISSUE DATE:12-Nov-2004
    ISIN: XS0205458796

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 5.895630 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO:
GBP 12.61 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 22-Nov-2010
    ISSUE DATE: 12-Nov-2004
    ISIN: XS0205804023

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 22-Feb-2005 HAS BEEN FIXED AT 4.840450 PCT

DAY BASIS 102/365

INTEREST PAYABLE VALUE 22-Feb-2005 WILL AMOUNT TO:
GBP 67,633.68 PER GBP 5,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 14

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,000,000.00
    MATURING: 22-Nov-2010
    ISSUE DATE: 12-Nov-2004
    ISIN: XS0205800468

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 22-Feb-2005 HAS BEEN FIXED AT 4.900450 PCT.

DAY BASIS 102/365

INTEREST PAYABLE VALUE 22-Feb-2005 WILL AMOUNT TO
GBP 27,388.82 PER GBP 2,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 15

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,000,000.00
    MATURING: 12-Nov-2010
    ISSUE DATE: 12-Nov-2004
    ISIN: XS0205801276

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Nov-2004 TO 14-Feb-2005 HAS BEEN FIXED AT 4.975630 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 14-Feb-2005 WILL AMOUNT TO
GBP 12.81 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 16

Northern Rock PLC

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Nov-2004 TO 20-Dec-2004 HAS BEEN FIXED AT 0.656670 PCT

DAY BASIS 31/360

INTEREST PAYABLE VALUE 20-Dec-2004 WILL AMOUNT TO:
CHF 5.65 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 17

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 268,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 14-Nov-2003
    ISIN: XS0179678940

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Nov-2004 TO 18-Feb-2005 HAS BEEN FIXED AT 4.941250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 18-Feb-2005 WILL AMOUNT TO:
GBP 12.45 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 18

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 3,254,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373133

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Nov-2004 TO 18-Feb-2005 HAS BEEN FIXED AT 5.011250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 18-Feb-2005 WILL AMOUNT TO:
GBP 12.63 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 19

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 20-May-2005
    ISSUE DATE: 20-May-2003
    ISIN: XS0168846425

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Nov-2004 TO 21-Feb-2005 HAS BEEN FIXED AT 2.251000 PCT

DAY BASIS 91/360

INTEREST PAYABLE VALUE 21-Feb-2005 WILL AMOUNT TO:
EUR 569.00 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  22 November 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary